Exhibit 12.1
NASH-FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
	January 3,	January 1,	December 31,	December 30,	December 29,
(in thousands, except ratios)	2004	2005	2005	2006	2007

Fixed Charges:
Interest expense on indebtedness	$34,729	$27,181	$24,732	$26,644	$23,581

Rent expense (1/3 of total rent expense)	9,838	9,901	10,386	9,966	9,057

Total fixed charges	$44,567	$37,082	$35,118	$36,610	$32,638

Earnings:
Income before provision for income taxes	$51,933	$19,199	$66,866	$(17,493)	$57,522

Fixed charges	44,567	37,082	35,118	36,610	32,638

Total earnings	$96,500	$56,281	$101,984	$19,117	$90,160

Ratio	2.17	1.52	2.90	0.52	2.76